JG

SEC

16002237

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APR 22 2016
Washington DC
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67825

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ~~12/31/2014~~ 1/1/15 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Jardine Lloyd Thompson Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 6th Avenue
(No. and Street)

New york, NY 10020
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Withumsmith and Brown
(Name – *if individual, state last, first, middle name*)

Two logan Square Philadelphia PA 19013
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Ryan Fitzpatrick, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jardine Lloyd Thompson Capital Markets Inc., as of 2/26/2016 February 26, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

COO & CFO

Title

Notary Public

JENNIFER OUTRIDGE
Notary Public - State of New York
NO. 1 OU6185233
Qualified in New York County
My Commission Expires 04-14-2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Jardine Lloyd Thompson Capital Markets Inc.
Financial Statements and Supplemental Schedules Pursuant to Rule 17a-5 of The Securities Exchange Act of 1934
Year Ended December 31, 2015
With Report of Independent Registered Public Accounting Firm

Jardine Lloyd Thompson Capital Markets Inc.

Table of Contents

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Financial Condition
As of December 31, 2015

ASSETS	
Cash	$ 2,284,805
Accounts receivable	200,000
Security deposits	39,073
Prepaid expenses	42,665
Receivable from affiliate	184,258
Clearing deposit	500,009
Total Assets	**$ 3,250,810**
LIABILITIES AND OWNER'S EQUITY	
Accounts payable and accrued liabilities	42,194
Payable to parent	265,421
Total liabilities	307,615
Owner's Equity	
Common stock, $0.001 par value 1,000 shares issued and outstanding	1
Additional paid-in capital	6,999,999
Accumulated deficit	(4,056,805)
Total owner's equity	2,943,195
Total Liabilities and Owner's Equity	**$ 3,250,810**

See accompanying notes to financial statements

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Operations
For the Year Ended December 31, 2015

Revenues:		
Reimbursed client expenses		1,241,607
Commissions Revenue		1,101,218
Total revenues		2,342,825
Expenses:		
Compensation and benefits		890,208
General and administrative		284,365
Professional and subcontracted services		1,675,469
Total expenses		2,850,042
Operating loss		(507,217)
Other non-operating income		
Investment and other income, net		2,070
Net loss before income taxes	$	(505,147)
Income Tax expense	$	(1,489)
Net loss		(506,636)

See accompanying notes to financial statements

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Changes in Owner's Equity
For the Year Ended December 31, 2015

	Common Stock	Additional-Paid-in-Capital	Accumulated Deficit	Total Owner's Equity
Balance as of January 1, 2015	$ 1	$ 6,999,999	$ (3,550,169)	$ 3,449,831
Net Loss	-		(506,636)	(506,636)
Balance as of December 31, 2015	$ 1	$ 6,999,999	$ (4,056,805)	$ 2,943,195

See accompanying notes to financial statements

Jardine Lloyd Thompson Capital Markets, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2015

Cash Flows from Operating Activities:	
Net loss	$ (506,636)
Adjustments to reconcile net loss to net cash used in operating activities:	
Changes in assets and liabilities:	
Increase in accounts receivable	(200,000)
Increase in deposits	(2,070)
Increase in prepaid expenses	(41,859)
Decrease in receivable from parent	72,449
Provision for deferred income taxes	
(Increase) in other noncurrent assets	-
(Decrease) in accounts payable and accrued liabilities	(77,361)
Increase in payable to affiliate	191,524
Increase in payable to parent	71,658
Net cash used in operating activities	(492,295)
Net decrease in cash and cash equivalents	(492,295)
Cash, beginning of year	2,777,100
Cash, end of year	$ 2,284,805

See accompanying notes to financial statements

1) Organization and Nature of Operations

Jardine Lloyd Thompson Capital Markets Inc., (the Company), a wholly-owned subsidiary of JLT Re (North America) Inc. (JLT Re or the Parent) is a broker and dealer of securities registered with the Securities and Exchange Commission (the SEC) and licensed by the Financial Industry Regulatory Authority (FINRA). Rule 17a-5 of the Securities Exchange Act of 1934 requires broker-dealers to file a complete set of financial statements with the Securities and Exchange Commission (the Commission). The Company offers services in risk securitization and financial risk transfer transactions, and asset risk management. The Company's fiscal year ends on December 31.

Basis of Presentation

The financial statements include the accounts of the Company. Such statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

2) Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Security and Clearing Deposits

Clearing deposits held at December 31, 2015 represent an amount paid by the Company to Pershing LLC (Pershing) for the use of Pershing's securities clearance and settlement services. Pursuant to exemption (k)(2)(ii) of Rule 15c3-3, the Customer Protection Rule, the Company is exempt from holding capital against customer deposits since it clears all customer transactions through another broker-dealer (Pershing) on a fully-disclosed basis. As part of the agreement with Pershing, the Company is required to pay a minimum of $37,500 per quarter or the total of the fees charged for each transaction, whichever is greater. In addition, the Company has a clearing deposit with Pershing of $500,009. The clearing deposit acts as collateral against the Company defaulting on Pershing's bills and is refundable to the Company at the end of the contract. As of December 31, the Company had security deposits of $39,073, money on deposit for the sole purpose of paying quarterly fees, and clearing deposits of $500,009 held by Pershing.

Fair Value of Financial Instruments

The carrying amount of our cash, security deposits, clearing deposits, receivable from affiliate, accounts payable, accrued liabilities, and payable to affiliate approximate fair value because of the short term maturity and/or liquidity of those instruments.

Concentration of credit risk

Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash. The Company deposits its cash with its bank, which is a high credit, quality financial institution. At times, these deposits may be in excess of the FDIC limit.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

Revenue Recognition

Commissions – Compensation for investment trades executed on behalf of clients is earned on a trade-date basis. Commissions are calculated as stipulated in the contracts with our clients, either on an agreed upon rate or as the difference between the buyer and seller price for trades executed for clients.

Reimbursed client expenses – The Company supports JLT Re in providing risk securitization and financial risk transfer transactions, and asset risk management services to clients. As a result, the Company incurs client expenses that are reimbursed by JLT Re. These reimbursed client expenses are recorded as revenue and the expenses are included in general and administrative expenses or professional and subcontracted services in the accompanying statement of operations. The revenue associated with these reimbursements is recorded when the invoices for these expenses are received, approved and processed for payment, by the Company, which is the point at which JLT Re becomes obligated to reimburse the Company under a written intercompany agreement.

The Company accounts for reimbursed expenses as revenue since the Company is the primary obligor with respect to purchasing the goods and services, the Company has discretion in selecting the supplier, and bears the credit risk for purchasing the goods and services.

Interest Income

Interest income includes interest on cash held by the Company.

Income Taxes

The Company follows an asset and liability approach for the recognition of deferred tax assets and liabilities related to the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established against net deferred tax assets, when, in the judgment of management, it is more likely than not that such net deferred tax assets will not become realizable.

Accounting standards clarify the accounting for uncertainty in income taxes recognized in a Company's financial statements by prescribing a recognition threshold and measurement attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. Accounting standards also provide guidance on recognition, classification, interest and penalties, accounting for interim periods, disclosure and transition. It is the Company's policy to record interest and penalties related to uncertain tax positions, if any, as a component of interest tax expense.

Starting in 2014, Jardine Lloyd Thompson Capital Markets, Inc. filed combined corporate income tax returns with JLT Re for both New York State and New York City. For 2015, because of corporate tax changes in NYS and NYC, Jardine Lloyd Thompson Capital Markets, Inc. and JLT Re, Inc. will be included in the consolidated tax return under JLT Holdings, Inc. (JLT RE NA's parent) along with 9 other subsidiaries.

As of December 31, 2015, the Company had no uncertain tax positions that would require recognition or disclosure in the financial statements. Returns for the most recent 3 tax periods remain open for audit.

3) Net Capital

The Company, as a registered broker and dealer in securities, is subject to the Commission's Uniform Net Capital Rule (Rule 15c3-1).

Under the computation provided by Rule 15c3-1, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 2/3% of "aggregate indebtedness." Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined in the Rule, shall not exceed 15 to 1. The Company had a ratio of aggregate indebtedness to net capital of approximately 0.12 to 1 as of December 31, 2015, and exceeded the net capital requirement by $2,456,693. Aggregate indebtedness and net capital, as defined, were $307,615 and $2,477,199, respectively, at December 31, 2015.

Pursuant to the net capital provisions of Rule 1:17 of the National Futures Association (NFA), the Company is required to maintain a minimum net capital, as defined, equal to the greater of $45,000 or 6-2/3% of aggregate indebtedness.

4) Exemptive Provisions

The Company is exempt from the requirements of Rule 15c3-3 under section k(2)(ii) of Rule 15c3-3.

5) Related Parties

JLT Re pays certain direct expenses on behalf of the Company. Total direct expenses charged to the Company from JLT Re for the fiscal year ended December 31, 2015 were $866,246 and are classified within compensation and benefits expenses, general and administrative expenses and professional and subcontracted services expenses on the accompanying statement of operations. These direct expenses include charges under a service level agreement, compensation and benefit charges for employees who work for the Company, and other miscellaneous expenses. These charges are settled throughout the year.

Receivable from Affiliate includes various amounts receivable from JLT Re which will be settled separately from the Payable to the Affiliate. This amount includes $184,258 related to reimbursed client expenses paid by the Company. The Company also has $264,775 payable to the Affiliate. Both the commissions and the reimbursed client expenses are part of a co-sourced arrangement with JLT Re. In accordance with the terms of the arrangement, these amounts were paid or will be paid by the client to JLT Re who will in turn remit them to the Company.

6) Income Taxes

As of December 31, 2015, the Company had a deferred tax asset of approximately $1,109,000 resulting from federal, state, and city net operating loss (NOL) carryforwards which will begin to expire in 2029. We believe that it is more likely than not that the benefit from the carryforwards will not be realized. Consequently, we have provided a full valuation allowance on the deferred tax asset, relating to these NOL carryforwards.

7) Customer Transactions

In the normal course of business, the Company effects, as agent, transactions on behalf of customers on a basis of either delivery or receipt versus payment. If these agency transactions do not settle due to failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party, and as a result, may incur e a loss if the market value of the securities is different from the contract amounts. At December 31, 2015, there were no estimated losses due to nonperforming parties. All open transactions at December 31, 2015 settled with no resultant loss being incurred by the Company.

8) Subsequent Events

Subsequent events have been evaluated through the date the financial statements were issued on February 29, 2015. No material subsequent events have occurred since December 31, 2015 that required recognition or disclosure in the financial statements.

Jardine Lloyd Thompson Capital Markets, Inc. **Schedule I**
December 31, 2015

Computation of Net Capital Under Rule 15c3-1

Total ownership equity qualified for Net Capital		$	2,943,195
Deductions and/or charges:			
Total nonallowable assets from Statement of Financial Condition		$	465,996
Accounts receivable	200,000		
Receivable from affiliate	184,258		
Security deposits	39,073		
Prepaid expenses	42,665		
Net Capital		$	2,477,199

Computation of Aggregate Indebtedness

Aggregate Indebtedness:		
Accounts payable and accrued liabilities	$	42,194
Payable to parent	$	265,421
Total aggregate indebtedness	$	307,615

Computation of Basic Net Capital Requirement

Net Capital	$	2,477,199
Minimum net capital required (the greater of 6-2/3 %of aggregate indebtedness or $5,000)	$	20,506
Excess of Net Capital	$	2,456,693
Ratio of aggregate indebtedness to net capital		0.12

Computation of Basic Net Capital Requirement Rule 1:17

Net Capital	$	2,477,199
Minimum net capital required (the greater of 6-2/3 of aggregate indebtedness or $45,000)	$	45,000
Excess of Net Capital	$	2,432,199

Reconciliation with Company's computation (Included In Part II of Form X-17A-5 as of December 31, 2015)

Net capital as reported in the company's Part II (unaudited) FOCUS Report		$	2,678,143
Adjustments		$	(200,944)
Add receivable from affiliate	(184,260)		
Post close entry - increase to prepaid expenses	(16,684)		
Net Capital per above		$	2,477,199

See report of independent registered public accounting firm.

Jardine Lloyd Thompson Capital Markets, Inc.
Schedule II & III – Computation for Determination of the Reserve Requirements under Rule 15c3-3 and Information Relating to Possession or Control Requirements under SEC Rule 15c3-3

December 31, 2015

The Company has claimed an exemption to SEC Rule 15c3-3 pursuant to subparagraph 15c3-3(k)(2)(ii), and therefore, no "computation for determination of reserve requirements" or "information for possession or control requirements" under that rule have been provided.

Jardine Lloyd Thompson Capital Markets, Inc.
600 5th Avenue, 16th Floor
New York, NY 10017

February 29, 2016

WithumSmith+Brown, PC
2 Logan Square Suite 2001
Philadelphia, PA 19103

This representation letter is provided in connection with your audit of the financial statements of Jardine Lloyd Thompson Capital Markets, Inc., which comprise the statement of financial condition as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, for the purpose of expressing an opinion as to whether the financial statements are presented fairly, in all material respects, in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement.

We confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your audit.

1. We have fulfilled our responsibilities, as set out in the terms of the audit engagement letter dated January 19, 2016, including our responsibility for the preparation and fair presentation of the financial statements pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934, and the related notes to the financial statements and supplemental information.

2. The financial statements referred to above are fairly presented in conformity with U.S. GAAP and include all disclosures necessary for such fair presentation and disclosures required to be included by the laws and regulations to which the Company is subject.

3. We have provided you with:

a) Access to all financial records and other information, of which we are aware, that is relevant to the preparation and fair presentation of the financial statements, such as records, documentation, and other matters.
b) Additional information that you have requested from us for the purpose of the audit.
c) Unrestricted access to persons within the entity from whom you determined it necessary to obtain audit evidence.

4. We acknowledge our responsibility for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements and supplementary information that are free from material misstatement, whether due to fraud or error.

5. We acknowledge our responsibility for the design, implementation, and maintenance of internal control to prevent and detect fraud.

6. Related party relationships and transactions and amounts receivable from or payable to related parties have been appropriately accounted for and disclosed in accordance with the requirements of U.S. GAAP.

7. Significant assumptions we used in making accounting estimates, including those measured at fair value, are reasonable.

8. Significant estimates and material concentrations known to management have been properly disclosed in accordance with U.S. GAAP.

9. The effects of uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. A list of the uncorrected ~~misstatements~~ differences is attached to the representation letter.

10. The effects of all known actual or possible litigation, claims, and assessments have been accounted for and disclosed in accordance with U.S. GAAP.

11. Guarantees, whether written or oral, under which the company is contingently liable, have been properly recorded or disclosed in accordance with U.S. GAAP.

12. All securities exchange memberships and participation in joint accounts carried by others have been properly recorded.

13. There are no material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, etc., whose value depends on the fulfillment of conditions regarded as uncertain.

14. All borrowings and financial obligations of which we are aware are included in the financial statements, and all borrowing arrangements of which we are aware are disclosed.

15. There are no securities or investments not readily marketable owned by us or borrowed under subordination agreements.

16. The Company has assessed the impact of FASB ASC 740, Income Taxes, and has determined that no material liability is required to be recorded.

17. There are no borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement.

18. The books and records underlying the financial statements and supplemental information have been reconciled to supporting data and properly adjusted as necessary.

19. All material transactions have been properly recorded in the accounting records and reflected in the financial statements.

20. We have disclosed to you the results of our assessment of the risk that the financial statements may be materially misstated as a result of fraud.

21. We have no knowledge of any fraud or suspected fraud that affects the entity and involves:
    a) Management,
    b) Employees who have significant roles in internal control, or
    c) Others where the fraud could have a material effect on the financial statements.

22. We have no knowledge of any allegations of fraud or suspected fraud affecting the Company's financial statements communicated by employees, former employees, regulators, or others.

23. We have no knowledge of any violations or suspected violations of laws and regulations whose effects should be considered when preparing financial statements or as a basis for recording a loss contingency.

24. We have disclosed to you all known actual or possible litigation, claims, and assessments whose effects should be considered when preparing the financial statements.

25. There are no unasserted claims or assessments that our lawyer has advised us are probable of assertion and must be disclosed in accordance with FASB Accounting Standards Codification 275, Risks and Uncertainties.

26. We have obtained the service auditor's report from our service organization Pershing. We have reviewed that report, including the complementary user controls. We have implemented the relevant user controls and they were in operation for the year ended December 31, 2015.

27. There are no other liabilities or gain or loss contingencies that are required to be accrued or disclosed under GAAP.

28. We have disclosed to you the identity of the Company's related parties and all the related party relationships and transactions of which we are aware.

29. The company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged as collateral.

30. Information about financial instruments with off-balance-sheet risk and financial instruments (including receivables) with concentrations of credit risk have been properly disclosed.

31. We have no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

32. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

33. We understand and acknowledge our responsibility for the fair presentation of the Schedule I-Computation of Net Capital under SEC Rule 15c3-1, Schedule II-computation of Determination of Reserve Requirement and Information Relating to Possession or Control Requirements for Brokers Under SEC Rule 15c3-3 and Schedule III-Schedule of Assessment and Payments to the Securities Investors Protection Corporation (SIPC) – Pursuant to Rule 17a-5(e)(4) (The Supplementary Schedules) in accordance with U,S. GAAP and Rule 17a-5 of the Securities and Exchange Act of 1934. We believe The Supplementary Schedules, including their form and content, are fairly presented in accordance with U.S. GAAP and SEC Rule 17a-5. The methods of measurement and presentation of The Supplementary Schedules have not changed from those used in the prior period. The form and content of The Supplementary Schedules complies, in all material respects, with the regulatory requirements of SEC Rule 17a-5. We are responsible for, and have disclosed to you, any significant assumptions or interpretations underlying the measurement and presentation of the supplemental information, and we believe that those assumptions or interpretations are appropriate.

34. There have been no regulatory examination reports, supervising correspondence, or similar materials received from applicable regulatory agencies, including communications concerning supervisory actions or noncompliance with, or deficiencies in, rules, regulations, or supervisory actions during the year ended December 31, 2015 or through the date of this letter.

35. There are no capital withdrawals anticipated within the next six months other than in the ordinary course of business.

36. We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's securities and for the practices and procedures relevant to the objectives stated in SEC Rule 17a-5(g), including making periodic computations of aggregated indebtedness (or aggregate debits) and net capital under Rule 15c3-1 and for

maintaining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities for customers or perform custodial functions relating to customer securities, we do not maintain practices and procedures related to the following:

a) Making quarterly securities examinations, counts, verifications, and comparisons, and recording the differences as required by Rule 17a-13.
b) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

We believe that our practices and procedures were adequate at December 31, 2015 to meet the SEC's objectives. There have been no significant changes in internal control since December 31, 2015.

37. We acknowledge our responsibility for compliance with the identified exemption provisions throughout the year, and our assertions, in Schedule II of the financial statements, are the responsibility of management. We have made available to you all records and other information relating to our assertions, including communications from regulatory agencies, internal auditors, and others who perform equivalent functions and compliance functions concerning possible exceptions to exemption provisions through the date of the review report. There have been no known events or other factors subsequent to the period addressed in our assertions that might significantly affect our compliance with the identified exemption provisions.

38. The Company has been in compliance with the exemptive provisions of SEC Rule 15c3-3 at all times during the year ended December 31, 2015 and through the date of this letter.

39. Net capital computations prepared by us during the period January 1, 2015 through the date of this letter indicated that we were in compliance with the requirements of The Net Capital Rule (SEC Rule 15c3-1) at all times during the period. The Company is not subject to, and did not prepare, a calculation for the reserve requirements of SEC Rule 15c3-3.

40. There were no significant deficiencies, material weaknesses, or material inadequacies at December 31, 2015 or during the period January 1, 2015 through the date of this letter, in internal control over financial reporting and control activities for safeguarding the Company's securities (as well as other assets), and the practices and procedures followed in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital as defined in accordance with the Net Capital Rule (SEC Rule 15c3-1).

41. There are no outstanding past due PCAOB accounting support fees.

42. We are aware of the requirements regarding expense-sharing agreements as specified in SEC Rule 15c3-1 (a)(2)(i)(F) and the July 11, 2003, letter issued by the Securities and Exchange Commission, Division of Market Regulation. We believe that the Company has sufficient documentation necessary to verify the financial independence of the affiliated entity assuming the Company's liabilities, has appropriately recorded all

expenses relative to the operation of its business, and is in compliance with the Rule and the requirements stipulated in the letter.

43. There are no open futures contracts as of December 31, 2015.

44. For the year-ended December 31, 2015, all revenue and expenses pertaining to the entity have been properly recognized as of the aforementioned date.

45. No events have occurred subsequent to the balance sheet date and through the date of this letter that would require adjustment to, or disclosure in, the financial statements.

Jardine Lloyd Thompson Capital Markets, Inc.

Signature: ______________________

Title: Chief Operating Officer

Jardine Lloyd Thompson Capital Markets, Inc.

SUMMARY OF AUDIT DIFFERENCES

Year ended December 31, 2015

	Current Year Income Statement Effect Over (Under) Statement
Income statement differences:	
To move 2016 expenses to prepaid balances	$ (10,000)
Cumulative effect on net income	(10,000)
Balance sheet differences:	
Current assets	6,509
Total assets	6,509
Current liabilities	16,509
Total liabilities	16,509
Stockholders' equity	
Beginning	–
Ending	(10,000)

February 29, 2016

WithumSmith+Brown, PC
2 Logan Square Suite 2001
Philadelphia, PA 19103

In connection with your audit of the statement of financial condition of Jardine Lloyd Thompson Capital Markets, Inc. as of December 31, 2015 and the related statements of income, changes in members' equity, and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of Jardine Lloyd Thompson Capital Markets, Inc. in conformity with U.S. generally accepted accounting principles, you were provided with a representation letter dated February 29, 2016. In addition to the representations made in this letter, we make the following representations:

We are responsible for establishing and maintaining adequate internal control for safeguarding the Company's customer and firm assets as required by Regulation 1.16 and for the practices and procedures relevant to the regulation, including making periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry accounts for customers or perform custodial functions relating to customers, we do not maintain practices and procedures related to the following:

1) The daily computations of the segregation requirements of Section 4d(a)(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations;

2) The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

We believe that our practices and procedures were adequate at December 31, 2015 to meet the CFTC's objectives. There have been no significant changes in internal control since December 31, 2015.

No events have occurred subsequent to December 31, 2015 and through the date of this letter that would require adjustment to or disclosure in the financial statements.

Signature: ____________

Date: February 29th, 2016

Jardine Lloyd Thompson Capital Markets, Inc.
600 5th Avenue, 16th Floor
New York, NY 10017

February 29, 2016

WithumSmith+Brown, PC
465 South Street Suite 200
Morristown, NJ 07960

In connection with your engagement to apply agreed-upon procedures to the Schedule of Assessment and Payments (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) of Jardine Lloyd Thompson Capital Markets, Inc. for the year ended December 31, 2015, we confirm, to the best of our knowledge and belief, as of the date of this letter, the following representations made to you during your engagement.

1. We are responsible for the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

2. We are responsible for establishing and maintaining effective internal control over compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

3. We are responsible for the presentation of the Schedule of Assessment and Payments (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

4. As of December 31, 2015, the Schedule of Assessment and Payments is presented in compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) in accordance with Rule 17a-5(e)(4) of the Securities and Exchange Act of 1934.

5. We are responsible for selecting the agreed-upon procedures criteria and for determining that such criteria are sufficient and appropriate for our purposes.

6. We have disclosed to you all known noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including noncompliance occurring after December 31, 2015.

7. We have made available all documentation and other information that we believe is relevant to our compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

8. There have been no communications from regulatory agencies, internal auditors, or other independent accountants or consultants regarding possible noncompliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7), including communications received through the date of this letter.

9. We have responded fully to all inquiries made to us by you during the engagement.

10. No events have occurred subsequent to December 31, 2015 and through the date of this letter that would require adjustment to or modification of the Schedule of Ass1assment and Payments.

11. Your report is intended solely for the information and use of Jardine Lloyd Thompson Capital Markets, Inc., the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc., the Securities Investor Protection Corporation and the National Futures Association, and is not intended to be and should not be used by anyone other than these specified parties.

Jardine Lloyd Thompson Capital Markets, Inc.

Signature: ______________________

Title: Chief operating officer

EXEMPTION REPORT

Jardine Lloyd Thompson Capital Markets Inc. Assertions

We confirm, to the best of our knowledge and belief, that:

1. Jardine Lloyd Thompson Capital Markets Inc. claimed an exemption from SEC Rule15c3-3 under the provisions in paragraph of (k)(2)(ii) throughout the 12 month period January 1, 2015 to December 31, 2015.

2. Jardine Lloyd Thompson Capital Markets Inc met the identified exemption provisions in SEC Rule 15c3-3(k)(2)(ii) throughout the 12 month period January 1, 2015 to December 31, 2015 without exception.

Sign: ____________________ Date: 2/29th/2016

Ryan Fitzpatrick

Jardine Lloyd Thompson Capital Markets Inc.
600 5th Avenue | 16th Floor | New York | NY | 10020
Tel: +1 646 362 4654
Ryan.fitzpatrick@jltcapitalmarkets.com